UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Montana Technologies Corporation**
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

612160101***
(CUSIP Number)

March 31, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Formerly known as Power & Digital Infrastructure Acquisition II Corp.

*** Formerly CUSIP Number 73919C100

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 612160101	SCHEDULE 13G/A	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
Walleye Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
570,272 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
570,272 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
570,272 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)	See Note in Item 4.

CUSIP No. 612160101	SCHEDULE 13G/A	Page 3 of 5 Pages
Item 1.	(a) Name of Issuer

Montana Technologies Corporation (formerly known as “Power & Digital Infrastructure Acquisition II Corp.”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

34361 Innovation Drive
Ronan, Montana 59864

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

Walleye Capital LLC, a Minnesota limited liability company, 2800 Niagara Lane N, Plymouth, MN 55447.

Item 2.	(d) Title of Class of Securities

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”)

Item 2.	(e) CUSIP No.:

612160101 (formerly CUSIP No. 73919C100)

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 612160101	SCHEDULE 13G/A	Page 4 of 5 Pages
Item 4.	Ownership

Information with respect to the Reporting Person’s ownership of the Class A Common Stock as of March 31, 2024, is incorporated by reference to items (5) - (9) and (11) of the cover page for the Reporting Person.

Note: The Reporting Person’s beneficial ownership reported herein consists of 570,272 shares of Class A Common Stock obtainable within 60 days upon exercise of warrants at an exercise price of $11.50 per share of Class A Common Stock (each, a “Warrant”) beneficially owned by the Reporting Person. The Warrants become exercisable 30 days after the closing of the Issuer’s business combination with Montana Technologies LLC on March 14, 2024 (the “Closing”), subject to a registration statement under the Securities Act of 1933, as amended, covering the issuance of the shares of Class A Common Stock issuable upon exercise of the Warrants becoming effective. In accordance with Rule 13d-3(d)(1)(i) under the Act, the percentage of the shares of Class A Common Stock beneficially owned by the Reporting Person reported herein is calculated based on a total of 49,063,770 shares of Class A Common Stock outstanding following the Closing, as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2024, plus 570,272 shares of Class A Common Stock obtainable within 60 days upon exercise of Warrants beneficially owned by the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 612160101	SCHEDULE 13G/A	Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2024

Walleye Capital LLC

	By:	/s/ Thomas Wynn
Thomas Wynn, Global Chief Compliance Officer